SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

1. DATE AND TIME: March 26, 2008, at 10:00 a.m. 2. LOCATION: Corporate headquarters, located at Rua Eteno N°, 1561, Camaçari Petrochemical Complex, CEP 42.810 -000, in the Municipality of Camaçari, State of Bahia. 3. SUMMONS NOTICE: Summons Notice published pursuant Article 124 of Law N°, 6,404/76, in the Bahia State Government Gazette (Diário Oficial do Estado da Bahia), A Tarde newspaper, also being published in the editions dated March 11, 12 and 13, 2008 of Gazeta Mercantil newspaper for the purposes of wider disclosure and the misprint related to the first summons notice, published in the editions dated March 12 in the same newspapers, pursuant to Instructions nos 02/78 and 207/94 issued by the Comissão de Valores Mobiliários (CVM). 4. PUBLICATIONS: The publication of the Announcements mentioned in of Article 133 caput of Law N°, 6,404/76 was waived, due to the publication within the legal deadline of all documents mentioned therein, namely: the Report of the Management and the Financial Statements for the financial year ending on December 31, 2007, together with the Explanatory Notes thereto, the Report issued by KPMG Independent Auditors and the Report of the Fiscal Council, being published in full in the edition of the A Tarde newspaper and Bahia State Government Gazette (Diário Oficial do Estado da Bahia) dated February 21, 2008 and in summarized form in the editions of the Gazeta Mercantil and Valor Econômico newspapers published on February 21, 2008, pursuant to Instruction N°, 207/94 issued by the CVM. 5. ATTENDANCE: Shareholders representing more than 93% of the Company’s voting capital, as verified by the signatures below and those shown on the "Shareholders’ Attendance Book". The following shareholders were also present: (i) for the purposes of article 134, paragraph 1 of Law 6.404/76, Mr. Lúcio José Santos Junior, a representative of the Company’s management, and Mr. Anselmo Neves Macedo, enrolled in CRC under No. 1SP160482/O-6-S-BA, a representative of KPMG Auditores Independentes; (ii) in accordance with the terms of article 164, Mr. Manoel Mota Fonseca, a member of the Fiscal Board of the Company; and (iii) in order to comply with the provisions in article 256, paragraph 1, coupled with article 8, paragraph 1 of Law 6.404/76, Ms. Margareth Guizan da Silva Oliveira, enrolled in CREA-RJ under No. 91.1.030.35 -3, a representative of the specialized company APSIS Consultoria Empresarial Ltda., enrolled in CNPJ under No. 27.281.922/0001 -70, and in CREA/RJ under No. 82.2.00620 -1, established at Rua São José, 90, grupo 1802, Centro, Rio de Janeiro/RJ, and Mr. Guilherme Lopes Gama, enrolled in CPF/MF under No. 217.703.588 -03, a representative of the appraising company Deutsche Bank Securities Inc. in Brazil, Deutsche Bank S.A – a German Bank, enrolled in CNPJ under No. 62.331.228/0001 -11, established at Av. Brigadeiro Faria, 3900, 13th,14th, 15th floors, São Paulo – SP, CEP.: 04538-132. The presence of the holders of preferred shares is also registered, as per the signatures placed on the Shareholders’ Attendance Book. 6. COMPOSITION OF THE PRESIDING BOARD: Chairman: Rafael Padilha Calábria, representing Nordeste Química S.A. – NORQUISA and Odebrecht S.A. Shareholders, and Secretary: Ana Patrícia Soares Nogueira, appointed in compliance with Article 17 of the By-Laws.7. REPORTS OF THE FISCAL

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

COUNCIL: In a Report issued on February 18, 2008, the Fiscal Council of the Company issued an opinion in favor of the approval, by the Ordinary General Meeting, of the Financial Statements and the other documents related to the allocation of the earnings for the financial year ending on December 31, 2007. 8. AGENDA: I) ANNUAL GENERAL MEETING - 01) Review, discussion and voting of the Management Report and respective Managers’ Accounts and Financial Statements, containing the Explanatory Notes, for the fiscal year ended at December 31, 2007; 02) Approval of the Capital Budget contained in the 2008/2014 Business Plan, which justifies the proposal for allocation of the Company’s results; 03) Approval of the allocation of results for the fiscal year ended at December 31, 2007, including a proposal for distribution of dividends; 04) Election of the members of the Board of Directors; 05) Election of the members of the Fiscal Board; and 06) Establishment of the aggregate annual compensation of the managers and members of the Fiscal Board; II) EXTRAORDINARY GENERAL MEETING – Ratification of the transaction of purchase of control of the petrochemical assets of the Ipiranga Group, as per a resolution of the Company’s Board of Directors taken on March 18, 2007, the implementation of which has been widely disclosed since that occasion, and was concluded on February 27, 2008, pursuant to the provisions in article 256 of Law 6.404/76. ; 9. DELIBERATIONS: The matters listed in the Agenda were presented for discussion and voting, with the following decisions being taken unanimously by all those in attendance, except for the specific abstentions of some Shareholders as set forth in the following items: 9.1. Authorized the recording of the Minutes of this Meeting in a summary form, as well as the publication thereof without the signatures of the Shareholders in attendance, as set forth in Article 130 and the Paragraphs thereof of Law N°, 6,404/76; 9.2) ANNUAL GENERAL MEETING: 9.2.1) FINANCIAL STATEMENTS AND REPORT OF THE MANAGEMENT: approved without reservation, with those legally prevented from casting their votes abstaining from doing so, the reports, the Accounts of the Management, the Financial Statements and the respective Explanatory Notes thereto for the financial year ending on December 31, 2007, as well as the Reports thereon issued by KPMG Independent Auditors and the Fiscal Council; 9.2.2) CAPITAL BUDGET – approved the capital budget drawn up by the Management of the Company, justifying the proposal to retain part of the net profits for the financial year ending on December 31, 2007 which, having being initialed by the Members of the presiding board, will be kept on file at the head offices of the Company, recording the abstention of the; 9.2.3) ALLOCATION OF THE FISCAL YEAR’S RESULTS – approved the allocation of the net profits for the fiscal year ended at December 31, 2007, in the total amount of five hundred and forty-three million two hundred and nineteen thousand eleven reais and forty-five centavos (R$543,219,011.45) as follows: a) twenty-seven million one hundred and sixty thousand nine hundred and fifty reais and fifty-seven centavos (R$27,160,950.57) to the Legal Reserve; b) two hundred and seventy-eight million four hundred and fifty-six thousand seven hundred and ninety-nine reais and sixty-six centavos (R$278,456,799.66) for payment of dividends, which corresponds to 51% of the

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

net profits for the year, distributed as follows: a) the gross amount of sixty-four centavos and a fraction (R$ 0.644625) per common share and classes “A” and “B” preferred share, and (b) of one real, twenty-eight centavos and a fraction (R$ 1.28925) per ADR, the payment of which shall be made as of April 7, 2008; and c) two hundred and thirty-seven million six hundred and one thousand two hundred and sixty-one reais and twenty-three centavos (R$237,601,261.23), withheld and allocated to the Expansion Profit Reserve account, as justified in the Capital Budget approved in item 9.2.2 above, pursuant to article 196 of Law 6.404/76; 9.2.4) ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS - consigned the absence of a request by part of the shareholders, as well as the absence of a request to observe the proceeding set forth in the art. 141, paragraphs 4 and 5 of Law No. 6.404/76. Recorded the abstention of FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS and CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI on this matter In this manner, there has been elected and re-elected, as the case may be, the following members of the Board of Directors of the Company and their respective alternates, for a two (02) year mandate that shall begin on this date, and it shall end upon the holding of the Annual Stockholders Meeting, which shall evaluate the accounts of the of the administrators regarding the fiscal year to end on December 31, 2009: MEMBERS: ALVARO FERNANDES DA CUNHA FILHO, Brazilian, married, civil engineer, bearer of ID Card RG. No. 685.954 SSP/BA and enrolled in the CPF/MF under No. 030.495.905 -72, resident and domicililed in São Paulo/SP, having its business address at Avenida das Nações Unidas, No. 4.777, São Paulo/SP, CEP.05.477 -000; ALVARO PEREIRA NOVIS, Brazilian, married, economist, bearer of ID Card RG. No. 9.519.693 -6 SSP/SP and enrolled in the CPF/MF under No. 024.595.407 -44, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, No. 4.777, São Paulo/SP, CEP.05.477 -000; ANTONIO BRITTO FILHO, Brazilian, married, Journalist, bearer of ID Card RG. No. 2.005.263.377 SJS/RS and enrolled in the CPF/MF under No. 149.090.140 -04, resident and domiciliated in Porto Alegre/RS, with business office at Rua Flórida, 1970, 2º andar, São Paulo/SP, CEP.04.565 -907; EDMUNDO JOSÉ CORREIA AIRES, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 3.801.087 -2 IFP/RJ, enrolled in the CPF/MF under No. 607.165.097 -68, resident and domiciliated in Rio de Janeiro/RJ, with business office at Av. República do Chile, nº 65, 9º andar, Parte, Rio de Janeiro/RJ, CEP. 20139-912; FRANCISCO TEIXEIRA DE SÁ, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 00728630-99 SSP/BA, enrolled in the CPF/MF under No. 221.072.908 -49, resident and domiciliated in Salvador/BA, with business office at Quadra 3 Sesfi, Cia Sul, Simões Filho/BA, CEP. 43780-000; JOSÉ DE FREITAS MASCARENHAS, Brazilian, married, civil engineer, bearer of ID Card RG. No. 356.697 SSP/BA and enrolled in the CPF/MF under No. 000.630.535 -00, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; JOSÉ LIMA DE ANDRADE NETO, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 26.703.881 -8 DETRAN/RJ,

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

enrolled in the CPF/MF under No. 102.994.085 -15, resident and domiciliated in Rio de Janeiro/RJ, with business office at Av. República do Chile, nº 65, 9º andar, Parte, Rio de Janeiro/RJ, CEP. 20139-912;JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian, married, engineer, registered with the CPF/MF under Nº 299.637.297 -20, Identity Card RG Nº 02549734-8 IFP/RJ, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro , with his commercial address at Praia de Botafogo Nº 300, 11º andar, sala 101, Botafogo, Rio de Janeiro, State of Rio de Janeiro , CEP 22.250 -040; LUIZ FERNANDO CIRNE LIMA, Brazilian, judicially separated, agronomist engineer, bearer of ID Card RG. No. 8.071.171.361 SSP/ and enrolled in the CPF/MF under No. 000.947.730 -68, resident e domiciliated in Porto Alegre/RS, with business office at Rua Luiz Afonso, nº 307, cj. 1002, Cidade baixa, Porto Alegre/RS, CEP 90.050 -310;; NEWTON SERGIO DE SOUZA, Brazilian, married, lawyer, bearer of ID Card RG. No. 03.604.882 -5 IFP/RJ, enrolled in the CPF/MF under No. 261.214.417 -04, resident e domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000 and PEDRO AUGUSTO RIBEIRO NOVIS, Brazilian, married, lawyer, bearer of ID Card RG. No. 565.091 -70 SSP/BA, enrolled in the CPF/MF under No. 002.272.345 -53, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000; RESPECTIVE ALTERNATES: MARCOS LUIZ ABREU DE LIMA, Brazilian, married, economist, bearer of ID Card RG. No. M-308.941 SSP-MG, enrolled in the CPF/MF under No. 042.613.056 -15, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; MARCOS WILSON SPYER REZENDE, Brazilian, married, journalist, bearer of ID Card RG. No. 6.940.046 SSP/MG, enrolled in the CPF/MF under No. 387.604.288 -72, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477 -000; RUBIO FERNAL FERREIRA E SOUSA, Brazilian, married, civil engineer, bearer of ID Card CREA nº 14.449 -D, enrolled in the CPF/MF under No. 176.753.246 -68, resident and domiciliated in Brasília/DF, with business office at SAS Quadra 5 - Bloco N, Edifício OAB - 9º andar, Brasília/DF, CEP 70070-000; ARÃO DIAS TISSER, Brazilian, single, civil engineer, bearer of ID Card RG. No. M-6.282.853 SSP/MG, enrolled in the CPF/MF under No. 879.023.036 -15, resident and domiciliated in Rio de Janeiro/RJ, with business office at Av. República do Chile, nº 65, s. 904, Centro, Rio de Janeiro/RJ, CEP. 20139-912; LUCIO JOSÉ SANTOS JÚNIOR, Brazilian, married, economist, bearer of ID Card RG. No. 08.146.034 -16 SSP/BA, enrolled in the CPF/MF under No. 847.724.337 -91, resident and domiciliated in Salvador/BA, with business office at Quadra 3 Sesfi, Cia Sul, Simões Filho/BA, CEP. 43780-000; GUILHERME SIMÕES DE ABREU, Brazilian, divorced, business administrator, bearer of ID Card RG. No. 836.289 SSP/BA, enrolled in the CPF/MF under No. 065.800.095 -00, resident and domiciliated in São Paulo/SP, with business office at Avenida das Nações Unidas, n° 4.777, São Paulo/SP, CEP.05.477; ROGÉRIO GONÇALVES MATTOS, Brazilian, married, chemical engineer, bearer of ID Card RG. No. 259377 MAER, enrolled in the

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

CPF/MF under No. 436.592.687-04, resident and domiciliated in Niterói/RJ, with business office at Av. República do Chile, nº 65, 22º andar, Parte, Rio de Janeiro/RJ, CEP 20139-912; YUKIHIRO FUNAMOTO, Japanese, married, bearer of ID Card RNE No. V110267-W, enrolled in the CPF/MF under No. 231.178.928 -77, resident and domiciliated in São Paulo/SP, with business office at Av. Paulista, nº 1842, 21º andar, Torre Norte, Cerqueira César, São Paulo/SP - CEP 01310-200; HILBERTO MASCARENHAS ALVES DA SILVA FILHO, Brazilian, married, business administrator, bearer of ID Card RG. No. 684.865 -61 SSP-BA, enrolled in the CPF/MF under No. 105.062.765 -20, resident and domiciliated in Salvador/BA, with business office at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730 -900; CLÁUDIO MELO FILHO, Brazilian, married, business adminstrator, enrolled in the CRA/DF under No. 7.496 and in the CPF/MF under No. 358.882.885 -00, resident and domiciliated in Brasília/DF, with business office at SAS, Quadra 05, Bloco N, Edf. OAB, 9o andar, Brasília/DF, CEP 70.438 -900; and RUY LEMOS SAMPAIO, Brazilian, married, business administrator, bearer of ID Card RG. No. 9189137-1 SSP/SP, enrolled in the CPF/MF under No. 006.488.415 -53, resident e domiciliated in Salvador/BA, with business office at Av. Das Nações Unidas, nº 4777, São Paulo/SP, CEP. 05.477 -000. In compliance with the provisions of art. 37, item II of Law 8.934, dated November 18, 1994, with the writing of art. 4º of Law 10.194, dated February 14, 2001, the Board member elected herein represents in writing that he is not impeded from carrying out business-related activities or to manage mercantile companies as deriving from criminal sentencing, and to comply with the provisions of CVM Instructions no. 358, dated January 03, 2002 and 367, dated May 29, 2002, they have provided representations in writing that have been filed at the headquarters of the Company. Pursuant to the art. 19 of the Company by-laws, are elected, respectively, as Chairman and Vice-Chairman of the Board of Directors, Mr. Pedro Augusto Ribeiro Novis and Mr. Alvaro Fernandes da Cunha Filho. As consequence of the elections above, the Board od Directors of the Company shall be made up as follows: MEMBERS: PEDRO AUGUSTO RIBEIRO NOVIS – CHAIRMAN; ALVARO FERNANDES DA CUNHA FILHO – VICE CHAIRMAN; ALVARO PEREIRA NOVIS; ANTONIO BRITTO FILHO; EDMUNDO JOSÉ CORREIA AIRES; FRANCISCO TEIXEIRA DE SÁ; JOSÉ DE FREITAS MASCARENHAS; JOSÉ LIMA DE ANDRADE NETO; JOSÉ MAURO METTRAU CARNEIRO DA CUNHA; LUIZ FERNANDO CIRNE LIMA; e NEWTON SERGIO DE SOUZA. RESPECTIVOS SUPLENTES: RUY LEMOS SAMPAIO; MARCOS LUIZ ABREU DE LIMA; MARCOS WILSON SPYER REZENDE; RUBIO FERNAL FERREIRA E SOUSA; ARÃO DIAS TISSER; LÚCIO JOSÉ SANTOS JÚNIOR; GUILHERME SIMÕES DE ABREU; ROGÉRIO GONÇALVES MATTOS; YUKIHIRO FUNAMOTO; HILBERTO MASCARENHAS ALVES DA SILVA FILHO; e CLÁUDIO MELO FILHO; 9.2.5) ELECTION OF THE MEMBERS OF THE FISCAL BOARD – In view of the provisions in article 40 of the Company’s Bylaws and in paragraph 4 of article 161 of Law 6.404/76, the following actual members and alternates of the Company’s Fiscal Board were elected and reelected, as the case may be, for a term of one (1) year, beginning

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

on this date and ending at the Annual General Meeting that will examine the manager’s accounts for the fiscal year ending at December 31, 2008: by shareholders PETROBRÁS QUÍMICA S.A. – PETROQUISA, PRONOR PETROQUÍMICA S.A., COMMONWEALTH OF PENNSYLVANIA PUB. SCHOOL EMP. RET SYSTEM, CENTRAL STATE SOUTHEAST SOUTHWEST A PE FUND, THE T B O JAPAN LTD RE MTBC400035147, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD INVESTMENT SERIES PLC, THE TEXAS EDUCATION AGENCY, BALANTINE INT. EQ. FUND SEL LP, BARCLAYS GLOBAL INVESTORS NA, COLLEGE RETIREMENT EQUITIES FUND, DIMENSIONAL EM MKTS FUND INC, EATON VAN STR. EMERG. MARK FUND, EATON VAN TAX MAN EM MKTS FUND, EMER. M. C. E. P. DFA INV. DIM. GROU, EMERGING M S FREE EQ IND. FUND, FORD M C OF CAN. L PENS TRUST, IBM TAX DEFERRED SAVINGS PLAN, ING EMERGING COUNTRIES FUND, ISHARES MSCI BR FREE IND. FUND, ISHARES MSCI BRIC INDEX FUND, JOHN H FUND II INT. EQ IND. FUND, JOHN HANC TR INT. EQ IND. TR B, JOHN HANC TR INT. EQ IND. TRUST, LAUDUS ROS. INTL. DISCOVERY FUND, NORGES BANK, PENSION FUND OF THE CHR CHURCH, SCHRODER BR EQUITY MOTHER FUND, SCHWAB FUND EM MARK INDEX FUND, SEI INV. CAN CO MKTS EQ FUND, STATE B A T C I F F T R PLANS, STATE OF CAL PUB. EMPL. RET. SYS, THE B O C R S L ANG CALIFORNIA, THE D I T C O B I S T SLL CAPS, THE FUT FUND B OF GUARDIANS, THE SEI EMERG MARK EQUITY FUND, THE ST T RETIR SYSTEM OF OHIO, THE T B O J L R MTBC400035147, THE TEXAS EDUCATION AGENCY, USAA EMERGING MARKETS FUND, VANGUARD EM MARK ST INDEX FUND, VANGUARD INVESTMENT SERIES PLC, VIRGINIA RETIREMENT SYSTEM, WEST VIRG INV MANAGEMENT BOARD, WT I T I B OF THE INTL MUL SER, in the capacity of preferred shareholders, Messrs. MARCOS ANTONIO SILVA MENEZES, Brazilian, legally separated, accountant, bearer of Identity Card No. 035286/0-1 CRC/RJ, enrolled in CPF/MF under No. 270.125.147 -87, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 3rd floor, Rio de Janeiro/RJ, CEP. 20.031 -912, as actual member, and SERGIO JOSÉ DE BARROS, Brazilian, married, accountant, bearer of Identity Card No. 058164-6 issued by CRC-RJ, enrolled in CPF/MF under No. 843.232.997 -53, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile, 65, 3rd floor, Rio de Janeiro/RJ, CEP. 20.031 -912, as the respective alternate member; by shareholders PRONOR PETROQUÍMICA S.A. and PETROBRÁS QUÍMICA S.A. – PETROQUISA, in the capacity of minority shareholders of more than ten percent (10%) of the voting shares, Mr. WALTER MURILO MELO DE ANDRADE, Brazilian, married, lawyer, bearer of Identity Card No. 2.155.900 -74 SSP/BA, enrolled in OAB/BA under No. 9745 and in CPF/MF under No. 363.477.285 -91, resident and domiciled in Salvador/BA, with business address at Quadra 3 Sesfi, Cia Sul, Simões Filho/BA, CEP. 43780-000, as actual member, and Ms. CRISTIANE DA ROCHA RIBEIRO DE SOUZA, Brazilian, married, accountant, bearer of Identity Card No. 256.837.996 SSP/BA, enrolled in CPF/MF under No. 465.248.605 -78, resident and domiciled at Avenida das Nações

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

Unidas, 4.777, 11th floor, São Paulo/SP, CEP.05.477 -000, as the respective alternate member; and by shareholders NORDESTE QUÍMICA S.A. – NORQUISA and Odebrecht S.A., in the capacity of controlling shareholders, as actual members, Messrs. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card No. 716.820 SSP/BA, enrolled in CPF/MF under No. 075.434.415 -00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, 2841, Paralela, Salvador/BA, CEP. 41.730 -900; MANOEL MOTA FONSECA, Brazilian, married, lawyer, bearer of Identity Card No. 3.662.756 -SSP/RJ, enrolled in OAB/BA under No. 503-B and in CPF/MF under No. 019.638.218 -15, resident and domiciled in Salvador/BA, with business address at Rua Frederico Simões, 85, Ed. Empresarial Simonsen, 3rd floor, Pituba, Salvador/BA, CEP. 41820-020; and JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business administrator, bearer of Identity Card No. 2.576.009 SSP/BA and enrolled in CPF/MF under No. 350.606.895 -49, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 4.777, 6th floor, São Paulo/SP, CEP. 04.543 -000; and as the respective alternate members, JOSÉ RENATO ANDRADE MENDONÇA, Brazilian, married, accountant, bearer of Identity Card No. 951.329 SSP/BA, enrolled in CPF/MF under No. 083.901.935 -15, resident and domiciled in Salvador/BA, with business address at Av. Tancredo Neves, 1632, Ed. Salvador Trade Center, Torre Sul, s. 1301, Pituba, Salvador/BA, CEP. 41.820 -020; MARIA CLÁUDIA FREITAS SAMPAIO, Brazilian, married, business administrator and lawyer, bearer of Identity Card No. 02.499.999 -78 SSP/BA, enrolled in CPF/MF under No. 429.659.005 -78, resident and domiciled in Salvador/BA, with business address at Rua Frederico Simões, 85, Ed. Empresarial Simonsen, 3rd floor, Pituba, Salvador/BA, CEP. 41820-020; and SÉRGIO GARRIDO DE BARROS, Brazilian, married, accountant, bearer of Identity Card No. 5.776.200 70 SSP/BA, enrolled in CPF/MF under No. 857.253.405 -97, resident and domiciled in São Paulo/SP, with business address at Av. das Nações Unidas, 4.777, 6th floor, São Paulo/SP, CEP. 04.543 -000. The members of the Fiscal Board elected herein are invested in office on this date, and have presented written declarations, for all due legal purposes and effects of the provisions in article 37, item II, of Law No. 8.934 of November 18, 1994, with the wording of article 4 of Law No. 10.194 of February 14, 2001, that they are not prevented from trading or managing a mercantile company, as a result of a criminal conviction, and furthermore, pursuant to CVM Ruling No. 358 of January 3, 2002, have presented written declarations, according to the terms of such Ruling, which were filed at the Company’s headquarters. The absence of shareholder FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL – PETROS was recorded and other names were designated by the shareholder CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, as per a document received by the Presiding Board and filed at the Company’s headquarters, in relation to this matter; 9.2.6) REMUNERATION OF THE FISCAL COUNCIL: it was established that each member of the Fiscal Council in office will receive remuneration of R$6,620.00 (seis thousand, six hundred and twenty Reais) per month or the minimum limit established in Paragraph 3 of

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

Article 162 of Law N° 6,404/76, whichever is the lower; 9.2.7) GLOBAL ANNUAL REMUNERATION OF THE MANAGEMENT: established until otherwise decided, the following remuneration: a) for the Members of the Board of Directors, up to a global annual ceiling of one million, nine hundred and one thousand reais (R$1,901,000.00); and b) for the members of the Executive Officers, the global annual ceiling of twenty-six million, four hundred and four thousand Reais (R$26,404,000.00), with these amounts including the benefits and labor allowances set forth in Article 152 caput of Law N°, 6,404/76, to be allocated individually by the Board of Directors in compliance with the provisions in Articles 25 and 26, “h” of the By-Laws of the Company; 9.3) EXTRAORDINARY GENERAL MEETING – after the relevant documents were analyzed, which were previously provided to the shareholders, and in compliance with article 256 of Law 6.404/76, the purchase of the control of the petrochemical assets of the Ipiranga Group and the relevant documents were ratified, as per resolution by the Company’s Board of Directors taken on March 18, 2007, the implementation of which is being widely disclosed and was concluded on February 27, 2008, at which time the respective Term of Delivery of the assets was signed. With respect to this matter, the holders of class “B” preferred shares and common shares shall be assured the right of recourse and reimbursement, pursuant to paragraph 2, article 256 of Law 6.404/76, for the amount of thirteen reais and fifty centavos (R$ 13.50), which corresponds to the equity value of the Company’s shares contained in the balance sheet as of December 31, and the holders of class “A” preferred shares shall not be entitled to such right of recourse since such shares have market liquidity and dilution, as defined in item II of article 137 of the Corporation Law. As to this matter, the absence of shareholder CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI was also recorded. 10 – NOTICE TO THE SHAREHOLDERS – In accordance with the provisions in paragraph 3 of article 289, the Company’s management notifies its shareholders that the publications prescribed by law, which shall be made in widely circulated newspapers of the place in which the Company’s securities are traded in stock exchanges, will be made, as of this date, in the newspaper Valor Econômico. 11 - ADJOURNMENT: There being no further business, the Ordinary General Meeting was adjourned, recording these Minutes which, after having been read, discussed and found correct, are signed by all the Shareholders in attendance, which constituted the quorum required to ensure the validity of the deliberations and decisions adopted by these General Meetings, also resolving to authorize the extraction of the necessary certificates by the Secretary of the Meeting. Camaçari, BA, March 26, 2008. [Board: Rafael Padilha Calábria – Chairman; Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (p/p Rafael Padilha Calábria); Odebrecht S.A. (p/p Rafael Padilha Calábria); Petrobrás Química S.A. – Petroquisa (p/p Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p José Washington Eustáquio dos Santos); Fundação Petrobrás de Seguridade Social – PETROS (p/p Renato de Mello Gomes dos Santos); Pronor Petroquímica S.A. (Walter Murilo Melo de Andrade);

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001-70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE ORDINARY GENERAL AND OF THE EXTRAORDINARY
SHAREHOLDERS MEETING
HELD ON MARCH 26, 2008

Benedito Pereira da Silveira; Fundo de Investimento em Ações GWI Private (p.p Tomas Junqueira de Camargo); GWI FIA (p.p Tomas Junqueira de Camargo); COMMONWEALTH OF PENNSYLVANIA PUB. SCHOOL EMP. RET SYSTEM, CENTRAL STATE SOUTHEAST SOUTHWEST A PE FUND, THE T B O JAPAN LTD RE MTBC400035147, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD INVESTMENT SERIES PLC, THE TEXAS EDUCATION AGENCY, BALANTINE INT. EQ. FUND SEL LP, BARCLAYS GLOBAL INVESTORS NA, COLLEGE RETIREMENT EQUITIES FUND, DIMENSIONAL EM MKTS FUND INC, EATON VAN STR. EMERG. MARK FUND, EATON VAN TAX MAN EM MKTS FUND, EMER. M. C. E. P. DFA INV. DIM. GROU, EMERGING M S FREE EQ IND. FUND, FORD M C OF CAN. L PENS TRUST, IBM TAX DEFERRED SAVINGS PLAN, ING EMERGING COUNTRIES FUND, ISHARES MSCI BR FREE IND. FUND, ISHARES MSCI BRIC INDEX FUND, JOHN H FUND II INT. EQ IND. FUND, JOHN HANC TR INT. EQ IND. TR B, JOHN HANC TR INT. EQ IND. TRUST, LAUDUS ROS. INTL. DISCOVERY FUND, NORGES BANK, PENSION FUND OF THE CHR CHURCH, SCHRODER BR EQUITY MOTHER FUND, SCHWAB FUND EM MARK INDEX FUND, SEI INV. CAN CO MKTS EQ FUND, STATE B A T C I F F T R PLANS, STATE OF CAL PUB. EMPL. RET. SYS, THE B O C R S L ANG CALIFORNIA, THE D I T C O B I S T SLL CAPS, THE FUT FUND B OF GUARDIANS, THE SEI EMERG MARK EQUITY FUND, THE ST T RETIR SYSTEM OF OHIO, THE T B O J L R MTBC400035147, THE TEXAS EDUCATION AGENCY, USAA EMERGING MARKETS FUND, VANGUARD EM MARK ST INDEX FUND, VANGUARD INVESTMENT SERIES PLC, VIRGINIA RETIREMENT SYSTEM, WEST VIRG INV MANAGEMENT BOARD, WT I T I B OF THE INTL MUL SER (p.p. Clóvis Lopes da Silva Purgato)].

The above matches the original recorded on its own book.

Ana Patrícia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.